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SEC FILE NUMBER
8-53276

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stinson Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Sansome Street, Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lonnie Odom (Name) 415-981-3345 (Area Code – Telephone Number) lodom@stinsonllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

2/24/09 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lonnie Odom, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stinson Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

See Attached Acknowledgement/Jurat

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 14th day of February, 2023, by
Date *Month* *Year*

(1) Lennie Odom

(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2380962
My Comm. Expires Nov 13, 2025

Place Notary Seal Above

Signature ______________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Document Date: ______________

Number of Pages: 2-TWO Signer(s) Other Than Named Above: ______________

Stinson Securities, LLC

Annual Audit Report

December 31, 2022

Stinson Securities, LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member of
Stinson Securities, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stinson Securities, LLC, as of December 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stinson Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stinson Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of Stinson Securities, LLC's financial statements. The supplemental information is the responsibility of Stinson Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Stinson Securities, LLC 's auditor since 2020.
Norwell, Massachusetts

February 17, 2023

STINSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash	$	415,559
Prepaid expenses		4,044
Total assets	$	419,603

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	43,580
Accrued commissions		800
Income taxes payable		3,300
Lines of credit payable		19,421
Total liabilities		67,101
Member's Equity		352,502
Total liabilities and member's equity	$	419,603

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2022

Revenue	
Underwriting Fees	$ 870,442
Interest income	93
Total Revenue	870,535
Expenses	
Commissions	$ 416,523
Underwriting expenses	53,084
Professional fees	50,336
Occupancy expense	44,856
Travel and entertainment	34,563
Informational service fees	27,495
Clearing fees	12,741
Communication and data processing fees	12,394
Interest expense	8,269
Operating expenses	23,446
Total Expenses	683,707
Net Income	$ 186,828

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2022

	Common Stock	Preferred Stock	Preferred Stock, Class C	Retained Earnings	Total
Balance, December 31, 2021	$1	$155,000	$159,000	$ (188,826)	$125,175
Capital Contributions				43,000	43,000
Capital Distributions	(1)	(155,000)	(159,000)	(2,500)	(316,501)
Transfer of Equity				314,000	314,000
Net Income				186,828	186,828
Balance, December 31, 2022	$0	$0	$0	$ 352,502	$352,502

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2022

Cash flows from operating activities:		
Net income	$	186,828
Change in operating assets and liabilities:		
Prepaid expenses		471
Accounts receivable		263
Amortization of right of use asset – operating lease		3,671
Accounts payable and accrued liabilities		(8,554)
Accrued commissions		(106,160)
Lease liability – operating lease		(3,744)
Line of credit payable		(2,364)
Net cash provided by operating activities		70,411
Cash flows from financing activities:		
Contributions		43,000
Distributions		(2,500)
Net cash used in financing activities		40,500
Net increase in cash		110,911
Cash, beginning of year		304,648
Cash, end of year	$	415,559
Supplemental information:		
LLC fees paid	$	3,575

The accompanying notes are an integral part of these financial statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for credit losses has been provided.

Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue- producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

NOTE A – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions.

Concentrations

The Company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 17, 2023 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had regulatory net capital of $348,458 which was $248,458 above the minimum requirement of $100,000.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company had three classes of members until November 18, 2022 when the other members transferred their membership interest to Lonnie Odom, sole member. Prior to the transfer of membership interest, Class B members had priority over Class A and Class C members with the respect to return of capital and distributions. Class B members were entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members were entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members were entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

The Company is a limited liability company and, as such, the member shall not have any personal liability to the Company, or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

NOTE E – RENT

The amount of rent for 2022 was $44,856.

NOTE F – LINES OF CREDIT

The balance of the line of credit at December 31, 2022 was $19,421 and the interest rate was 14.25%.

NOTE G – LEASES

In February 2016, the FASB issued ASU No. 2016-03, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company adopted the standard in January, 2019 and the financial statements reflect such adoption until the lease was amended at January 31, 2022.

As of February 1, 2022, the Company's amended lease agreement has a termination date of less than a year, therefore, the Company is currently exempt from accounting under Topic 842.

NOTE H – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a clearing agreement with its clearing broker-dealer which included an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2022, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

The Company is currently in litigation before there assigned arbitration of Financial Industry Regulatory Authority (FINRA). The case involves assorted claims by the Company against a third party for failure to pay the Company fees earned from successfully finding funding for a development. The opinion counsel the Company's claims are meritorious, however, it is unclear what the likely outcome will be. The arbitration hearing is schedule for October, 2023.

Stinson Securities, LLC

SUPPLEMENTAL INFORMATION

STINSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2022

Net capital:	
Total member's equity	$ 352,502
Less: Non-allowable assets	
Prepaid expenses	4,044
Total non-allowable assets	4,044
Net Capital	**348,458**
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $67,101 or $100,000, whichever is greater	100,000
Excess Net capital	$ 248,458
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 228,458
Ratio: Aggregate indebtedness to net capital	.19

The net capital computation agrees to the Focus Report filed for December 31, 2022

The accompanying notes are an integral part of these financial statements

Stinson Securities, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relation to Possession or Control
Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stinson Securities, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Stinson Securities, LLC Exemption Report in which (1) Stinson Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stinson Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Stinson Securities, LLC, stated that Stinson Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2022, without exception. Stinson Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Stinson Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 17, 2023

STINSON SECURITIES, LLC

LMHS, P.C. - Certified Public Accountants and Advisors
80 Washington Street, Building 5
Norwell, MA 02061

February 17, 2023

Assertions Regarding Exemption Provisions

Stinson Securities LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2022 through December 31, 2022.

Stinson Securities, LLC

By: Lonnie Odom

Lonnie Odom, President